SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

PLAYBOY ENTERPRISES, INC.

(Name of Subject Company)

ICON MERGER SUB, INC.

a wholly owned direct subsidiary of

ICON ACQUISITION HOLDINGS, L.P.

(Name of Filing Persons-(Offeror))

Icon Acquisition Holdings LLC

GTD Acquisitions LLC

RT-ICON Holdings LLC

RTM-ICON Holdings LLC

Rizvi Traverse Management, LLC

Hugh M. Hefner

Scott N. Flanders

(Name of Filing Persons-(Other Persons))

Class A Common Stock, $0.01 par value per share

Class B Common Stock, $0.01 par value per share

(Title of Classes of Securities)

728117201

728117300

(CUSIP Number of Classes of Securities)

Icon Acquisition Holdings, L.P.

c/o Munger, Tolles & Olson LLP

355 South Grand Avenue, 35th Floor

Los Angeles, CA 90071

(213) 683-9100

Attention: Hugh M. Hefner

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David Sands, Esq.

John D. Tishler, Esq.

Edwin Astudillo, Esq.

Sheppard, Mullin, Richter & Hampton LLP

12275 El Camino Real, Suite 200

San Diego, California 92130

Telephone: (858) 720-7469

Facsimile: (858) 523-6705

Robert Knauss, Esq. Brett Rodda, Esq. Munger, Tolles & Olson LLP 355 South Grand Avenue, 35th Floor Los Angeles, CA 90071 Telephone: (213) 683-9100

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$147,853,698	$17,166

*	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), and Class B common stock, par value $0.01 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), of Playboy Enterprises, Inc., a Delaware corporation, at a purchase price of $6.15 per share, net to the seller in cash, other than shares of Common Stock being contributed to Icon Merger Sub, Inc. (“Sub”) and Icon Acquisition Holdings, L.P. (“Purchaser”). As of January 21, 2011, there were 33,747,759 shares of Common Stock outstanding, of which 11,361,257 are being contributed to Sub and Purchaser. As a result, this calculation assumes the purchase of 22,386,502 shares of Common Stock. The transaction value also includes (a) the offer price of $6.15 multiplied by 335,596, the estimated number of restricted stock unit awards that are currently outstanding and (b) the product of (i) the excess, if any, of the offer price of $6.15 over the per-share exercise price of options to purchase shares of Class B Common Stock that are currently outstanding and (ii) 2,236,908, the estimated number of shares of Class B Common Stock subject to such options that are currently outstanding.

**	The filing fee was determined by multiplying the transaction value by the filing fee of $116.10 per one million dollars of transaction value, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	$17,166	Form or Registration No.:	Schedule TO-T
Filing Party:	Icon Acquisition Holdings, L.P.	Date Filed:	January 24, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☒	Going-private transactions subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the combined Tender Offer Statement and Rule 13e-3 Transaction Statement originally filed under cover of Schedule TO with the Securities and Exchange Commission on January 24, 2011 (which, together with this Amendment, and any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”). This Schedule TO is filed by Icon Acquisition Holdings, L.P., a Delaware limited partnership (“Purchaser”) and Icon Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Purchaser (“Sub”). The general partner of Purchaser is Icon Acquisition Holdings LLC, a Delaware limited liability company. RT-ICON Holdings LLC, a Delaware limited liability company, and GTD Acquisitions LLC, a Delaware limited liability company, are the limited partners of Purchaser and the members of Icon Acquisition Holdings LLC. Mr. Hugh M. Hefner controls GTD Acquisitions LLC. RTM-ICON Holdings LLC is the manager of RT-ICON Holdings LLC and is a wholly owned subsidiary of Rizvi Traverse Management LLC. Mr. Scott N. Flanders, the chief executive officer of Playboy Enterprises, Inc., a Delaware corporation (“Playboy”), is contributing his Playboy shares (as defined below) to Purchaser. This Schedule TO relates to the offer by Sub to purchase all of the outstanding shares of Class A common stock, par value $0.01 per share, and Class B common stock, par value $0.01 per share (collectively, the “Playboy shares”), of Playboy, at a purchase price of $6.15 per share, net to the seller in cash, without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 24, 2011, a copy of which is attached hereto as Exhibit (a)(1)(i) (the “Offer to Purchase”), and the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(ii) (the “Letter of Transmittal,” and together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”).

The following amendment to Item 12 of the Schedule TO is hereby made.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

Exhibit No.	Description

(a)(1)(ix)	Letter to Participants in the Playboy Enterprises, Inc. Employee Stock Purchase Plan, mailed February 4, 2011 (incorporated by reference to Exhibit (a)(1)(viii) to the Solicitation/Recommendation Statement on Schedule 14D-9/A filed by Playboy Enterprises, Inc. on February 4, 2011).

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 4, 2011	Icon Acquisition Holdings, L.P.

	By:	Icon Acquisition Holdings LLC, its General Partner

/s/ Hugh M. Hefner
Name: Hugh M. Hefner Title: President

Icon Merger Sub, Inc.

	By:	/s/ Bernhard L. Kohn, III
Name: Bernhard L. Kohn, III Title: President

Icon Acquisition Holdings LLC

	By:	GTD Acquisition Holdings LLC, its Managing Member

	By:	/s/ Hugh M. Hefner
Name: Hugh M. Hefner Title: Sole Member

	By:	RT-ICON Holdings LLC, its Managing Member

	By:	/s/ Bernhard L. Kohn, III
Name: Bernhard L. Kohn, III Title: Secretary and Treasurer

GTD Acquisition Holdings LLC

	By:	/s/ Hugh M. Hefner
Name: Hugh M. Hefner Title: Sole Member

RT-ICON Holdings LLC

	By:	/s/ Bernhard L. Kohn, III
Name: Bernhard L. Kohn, III Title: Secretary and Treasurer

RTM-ICON Holdings LLC

	By:	/s/ Bernhard L. Kohn, III
Name: Bernhard L. Kohn, III Title: Secretary and Treasurer

Rizvi Traverse Management LLC

By:	/s/ Bernhard L. Kohn, III
Name: Bernhard L. Kohn, III Title: Managing Director and Partner

/s/ Hugh M. Hefner
Hugh M. Hefner, an individual

/s/ Scott N. Flanders
Scott N. Flanders, an individual

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated January 24, 2011.

(a)(1)(ii)*	Letter of Transmittal (Class A common stock).

(a)(1)(iii)*	Letter of Transmittal (Class B common stock).

(a)(1)(iv)*	Notice of Guaranteed Delivery.

(a)(1)(v)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vii)*	Advertisement published in The New York Times on January 24, 2011.

(a)(1)(viii)*	Press Release issued by Playboy Enterprises, Inc. dated January 10, 2011 (incorporated by reference to Exhibit 99.1 to Schedule 14D-9C filed by Playboy Enterprises, Inc. on January 10, 2011).

(a)(1)(ix)	Letter to Participants in the Playboy Enterprises, Inc. Employee Stock Purchase Plan, mailed February 4, 2011 (incorporated by reference to Exhibit (a)(1)(viii) to the Solicitation/Recommendation Statement on Schedule 14D-9/A filed by Playboy Enterprises, Inc. on February 4, 2011).

(a)(2)*	The Solicitation/Recommendation Statement on Schedule 14D-9 filed by Playboy Enterprises, Inc. on January 24, 2011, which is incorporated by reference herein.

(a)(5)(i)*	Letter to employees of Playboy Enterprises, Inc., from the chief executive officer (incorporated by reference to Exhibit 99.2 to Schedule 14D-9C filed by Playboy Enterprises, Inc. on January 10, 2011).

(a)(5)(ii)*	Letter to licensees, business partners and vendors of Playboy Enterprises, Inc., from the chief executive officer (incorporated by reference to Exhibit 99.3 to Schedule 14D-9C filed by Playboy Enterprises, Inc. on January 10, 2011).

(b)(1)*	Debt Commitment Letter, dated as of January 9, 2011, by and between Jeffries Funding, Inc. and Icon Acquisition Holdings, L.P.

(c)(1)*	Opinion of Raine Securities LLC, dated as of January 9, 2011 (incorporated by reference to Annex A to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Playboy Enterprises, Inc. on January 24, 2011).

(c)(2)*	Presentation, dated January 9, 2011, of Raine Securities LLC to the Special Committee and Board of Directors of the Company (incorporated by reference to Exhibit (c)(2) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by Playboy Enterprises, Inc. on January 24, 2011).

(c)(3)*	Presentation, dated October 6, 2010, of Raine Securities LLC to the Special Committee (incorporated by reference to Exhibit (c)(3) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by Playboy Enterprises, Inc. on January 24, 2011).

(c)(4)*	Presentation, dated November 2, 2010, of Raine Securities LLC to the Special Committee (incorporated by reference to Exhibit (c)(4) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by Playboy Enterprises, Inc. on January 24, 2011).

(c)(5)*	Presentation, dated November 19, 2010, of Raine Securities LLC to the Special Committee (incorporated by reference to Exhibit (c)(5) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by Playboy Enterprises, Inc. on January 24, 2011).

(c)(6)*	Presentation, dated December 9, 2010, of Raine Securities LLC to the Special Committee (incorporated by reference to Exhibit (c)(6) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by Playboy Enterprises, Inc. on January 24, 2011).

(c)(7)*	Presentation, dated December 18, 2010, of Raine Securities LLC to the Special Committee and Independent Members of the Board of Directors (incorporated by reference to Exhibit (c)(7) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by Playboy Enterprises, Inc. on January 24, 2011).

Exhibit No.	Description

(d)(1)*	Agreement and Plan of Merger, dated as of January 9, 2011, by and among Icon Acquisition Holdings, L.P., Icon Merger Sub, Inc. and Playboy Enterprises, Inc. (incorporated by reference to Exhibit 2.1 to Form 8-K filed by Playboy Enterprises, Inc. on January 11, 2011).

(d)(2)*	Equity Commitment Letter, dated as of January 9, 2011, by and between RT-ICON Holdings LLC and Icon Acquisition Holdings, L.P.

(d)(3)*	Limited Guarantee, dated as of January 9, 2011, by Rizvi Opportunistic Equity Fund, L.P., Rizvi Opportunistic Equity Fund I-B, L.P., Rizvi Opportunistic Equity Fund (TI), L.P., Rizvi Opportunistic Equity Fund I-B (TI), L.P., Rizvi Traverse Partners LLC and Rizvi Opportunistic Equity Fund II, L.P. (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Playboy Enterprises, Inc., on January 11, 2011).

(d)(4)*	Contribution Agreement, dated as of January 9, 2011, by and among Icon Acquisition Holdings, L.P., The HMH Playboy Stock Trust and The Hugh M. Hefner 1991 Trust.

(d)(5)*	Rollover Agreement, dated as of January 9, 2011, by and between Icon Acquisition Holdings, L.P. and Scott N. Flanders.

(d)(6)*	Employment Agreement, dated as of January 9, 2011, by and between Hugh M. Hefner and Icon Merger Sub, Inc., including the form of lease agreement attached thereto.

(d)(7)*	Employment Agreement, dated as of January 9, 2011, by and between Scott N. Flanders and Icon Merger Sub, Inc.

(d)(8)*	Memorandum of Understanding – License of Name and Likeness Rights, Key Material Terms dated as of January 9, 2011 by and between Hugh M. Hefner and Rizvi Traverse Management, LLC.

(d)(9)*	Confidentiality Agreement, dated as of July 13, 2009, by and between Playboy Enterprises, Inc. and Rizvi Traverse Management LLC (incorporated by reference to Exhibit (e)(9) to the Schedule 14D-9 filed by Playboy Enterprises, Inc., on January 24, 2011).

(d)(10)*	Amendment to Confidentiality, dated as of May 3, 2010, by and between Playboy Enterprises, Inc. and Rizvi Traverse Management LLC (incorporated by reference to Exhibit (e)(10) to the Schedule 14D-9 filed by Playboy Enterprises, Inc., on January 24, 2011).

(d)(11)*	Amendment to Confidentiality Agreement, dated as of November 4, 2010, by and between Playboy Enterprises, Inc. and Rizvi Traverse Management LLC (incorporated by reference to Exhibit (e)(11) to the Schedule 14D-9 filed by Playboy Enterprises, Inc., on January 24, 2011).

(f)*	Section 262 of the Delaware General Corporation Law (included as Schedule III to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(g)	None.

(h)	None.

*	Previously filed.